Exhibit 99.2

United Utilities PLC

United Utilities PLC has filed its 2003 Annual Report on Form 20-F with the US Securities and Exchange Commission. The document is available to the public on the Commission’s web site at www.sec.gov and is available on the company’s website at www.unitedutilities.com

The Form 20-F includes excerpts from the annual report and accounts for the year ended 31 March 2003. These excerpts alone do not constitute the company’s statutory accounts to be filed in accordance with the laws of England and Wales. The statutory accounts, which received an unqualified audit opinion from the company's auditors, Deloitte & Touche, on 21 May 2003, have not yet been filed with the Registrar of Companies. The statutory accounts are currently in the process of being printed and will be despatched to shareholders on 24 June 2003.

United Utilities' ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol “UU”.